Exhibit 1

EMBRAER – EMPRESA BRASILEIRA DE A ERONÁUTICA S.A.
CNPJ/MF N º 60.208.493/0001-81
NIRE N º 35.300.026.420
PUBLIC COMPANY

NOTICE TO THE MARKET
(of Material Fact)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A. (“Embraer”, “Company” or “Merged Company”), as set forth in paragraph 4 of article 157 of Law 6,404/76 and CVM Instructions 319/99 and 358/02, in addition to the Notice to the Market (of Material Fact) published on January 20, which contemplates the proposal for the corporate restructuring of the Company (the “Restructuring”), by means of the merger of Embraer with and into Rio Han Empreendimentos e Participações S.A. (“Rio Han” or “Merging Company”), hereby informs its shareholders and the market that, at a meeting of the Board of Directors of the Company held on the date hereof, the directors approved amendments to the proposed By-laws that constitutes Exhibit V to the Protocol of Merger and Justification of the Company into Rio Han Empreendimentos e Participações S.A., dated January 19, 2006 (“Merger Agreement”).

The new proposed By-laws of Rio Han contemplates:  (i) the insertion of the provisions required by the São Paulo Stock Exchange – BOVESPA as condition for the adhesion of Rio Han to the Novo Mercado segment of such stock exchange, after approval of the Restructuring; (ii) an amendment to item VII of Article 9, as requested by the Brazilian Government, as holder of the golden share, so as to assure the Brazilian Government the right to veto any resolution in order to amend Articles 11 and 12 of the referred By-laws; and (iii) the inclusion of an Article in Chapter X – Temporary Provisions, in order to provide that the first call of the Annual General Shareholders’ Meeting to be held in April 2006, may exceptionally be published in a shorter term than that established in Article 20 of the By-laws.

The proposed By-laws, as amended and marked to show the changes made in order to facilitate the comparison with the proposed By-laws approved on January 19, 2006, is available to shareholders at the Company’s head office, at the São Paulo Stock Exchange and at the Brazilian Securities Commission - CVM, and can also be obtained on the Company’s website www.embraer.com.br. Additionally, the shareholders of Embraer interested in accessing the information or clarifying any doubts regarding such amendment may contact the Company’s Investor Relations Department via phone (55-12-3927 4404) or e-mail: investor.relations@embraer.com.br.

São José dos Campos, March 20, 2006.

/s/ ANTONIO LUIZ PIZARRO MANSO
Antonio Luiz Pizarro Manso
Vice President Executive and Investor Relations

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.